EXHIBIT 12.1
Broadwing Corporation
Calculation of Ratio of Earning to Fixed Charges
(in thousands)

	Six Months Ended	Year Ended
		December 31,	December 31,	December 31,	December 28,	December 29,
	June 30, 2006	2005	2004	2003	2002	2001

Loss before income taxes	$(31,655)	$(133,428)	$(152,181)	$(260,858)	$(507,760)	$(1,378,093)
Add: estimated fixed charges	11,764	38,621	46,841	7,571	3,283	7,240
Add: estimated amortization of capitalized interest	649	845	103	—	—	—
Less: interest capitalized	(662)	(6,962)	(4,066)	—	—	—
Less: minority interest				387

Total earnings available for fixed charges	$(19,904)	$(100,924)	$(109,303)	$(252,900)	$(504,477)	$(1,370,853)

Estimate of interest factor on rentals	6,650	13,300	11,500	7,067	2,167	3,367
Interest expense, including amortization of premiums, discounts and debt issuance costs	4,452	18,359	31,275	504	1,116	3,873
Interest capitalized	662	6,962	4,066	—	—	—

Total fixed charges	$11,764	$38,621	$46,841	$7,571	$3,283	$7,240

Ratio of earnings to fixed charges	nm	nm	nm	nm	nm	nm

Additional pre-tax income needed for earnings to cover fixed charges	$31,668	$139,545	$156,144	$260,471	$507,760	$1,378,093

nm — not meaningful